Exhibit 3.3

CERTIFICATE OF FORMATION

OF

COSTAMARE PARTNERS GP LLC

Under Section 9 of The Marshall Islands Limited Liability Company Act

The undersigned, Geoffrey D. Ferrer, authorized person of Costamare Partners GP LLC, for the purpose of forming a Marshall Islands limited liability company, hereby certifies:

1.	The name of the limited liability company is: Costamare Partners GP LLC (the “Company”).

2.	The registered address of the Company in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Company’s registered agent in the Marshall Islands upon whom process may be served at such address is The Trust Company of the Marshall Islands, Inc.

3.	The formation date of the Company is the date of the filing of this Certificate of Formation with the Registrar of Corporations.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 30th day of July, 2014.

Geoffrey D. Ferrer
Authorized Person